# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXICURE, INC., CIK 0001698530
CUSIP: 30205M309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Date of event which requires filing of this statement: 01/21/2026
Filed by CIK 0002046701
Persons authorized to receive notices and communications: Dario Lee, 1500 W Georgia st, Suite 1323, Vancouver, British Columbia Canada (A1), V7Y1C6, 2368386944

## Reporting persons
- Exicure HiTron Inc. (CIK 0002046701): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); source of funds: other (OO); sole voting power 1,598,947; shared voting power 0; sole dispositive power 1,598,947; shared dispositive power 0; aggregate amount beneficially owned 1,598,947 (25.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: EXICURE, INC.
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Comment:
This Amendment No. 5 (this Amendment) to the statement on Schedule 13D with respect to the beneficial ownership of shares of common stock, par value $0.0001 per share (the Shares), of Exicure, Inc., a Delaware corporation (the Issuer), is being filed by Exicure HiTron Inc., a South Korean corporation (the Reporting Person).

This Amendment amends and supplements the beneficial ownership statement on Schedule 13D originally filed on November 29, 2024, as amended by Amendment No. 1 filed on March 26, 2025, Amendment No. 2 filed on September 9, 2025, Amendment No. 3 filed on January 9, 2026, and Amendment No. 4 filed on January 16, 2026 (collectively, the Original Statement), as set forth below.

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. Except as expressly amended hereby, the Original Statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Statement is hereby amended and supplemented as follows:
On January 21, 2026, the Reporting Person completed the Share Transfer (as defined in Item 4 of this Amendment), pursuant to which the Reporting Person transferred an aggregate of 258,367 Shares at a purchase price of $4.50 per Share, or $1,162,651.5 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Statement is hereby amended and supplemented as follows:
The Reporting Person entered into share transfer agreements dated December 30, 2025 (the Share Transfer Agreements) and agreed to transfer
(the Share Transfer) an aggregate of 258,367 Shares at a price of $4.50 per Share for aggregate proceeds of $1,162,651.5 as follows:
Name of Transferee Number of Shares Proceeds
Jeon Sungchan 258,367 $1,162,651.5

The Shares reported on this Amendment were transferred The Shares were transferred for liquidity purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Statement is hereby amended and restated as follows:

The percentage of beneficial ownership reported in this Item 5, and on the Reporting Persons cover page to this Amendment, is based on a total of 6,373,869 shares of common stock, which represents the number of shares of common stock reported as outstanding on November 3, 2025, as reported in the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025. All share numbers reported herein, and on the Reporting Persons cover page to this Amendment, are as of January 21, 2026, and give effect to the share transfers described herein. The cover page to this Amendment is incorporated by reference in its entirety into this Item 5. As of January 21, 2026, the Reporting Person is the beneficial owner of 1,598,947 shares of Common Stock, representing approximately 25.1% of the outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby supplemented as follows:
The Reporting Person entered into share transfer agreements and agreed to transfer an aggregate of 258,367 Shares at a price of $4.50 per Share for aggregate proceeds of $1,162,651.5 as follows:
Name of Transferee Number of Shares Proceeds
Jeon Sungchan 258,367 $1,162,651.5

## Signatures
- Exicure HiTron Inc.: Young Chul Han, CEO (01/21/2026)